September 29, 2025

Manuel Garciadiaz
Partner
Davis, Polk & Wardwell
Av. Presidente Juscelino Kubitschek
2041 Torre-E
Sao Paolo, Brazil

       Re: Vasta Platform Ltd
           Schedule TO-T/A filed September 24, 2025
           Schedule 13E-3/A filed September 24, 2025
           Filed by Cogna Educacao, S.A.
           SEC File No. 5-91599
Dear Manuel Garciadiaz:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T/A and Schedule 13E-3/A filed September 24, 2025
Background , page 12

1. We note your responses to comments 2 and 3 in our original comment letter and the new disclosure added to the Offer to Purchase. It appears from the
Schedule 13D filed
       by Mr. Luiz Alves Paes de Barros on January 10, 2025 that he personally serves as one of six directors of Purchaser, and also has another board designee on that board.
       While Mr. de Barros is a minority shareholder of Purchaser, it is not clear from your response whether he is the largest or among the largest of Purchaser's shareholders. In addition, Mr. de Barros owns 51% of the Class A Common Shares that are the subject class in this tender offer, and as such, his participation in the offer appears to be necessary to achieve the Minimum Tender Condition. His January 10, 2025 Schedule
       13D further stated his intention "to potentially purchase shares of [Vasta Platform] in
 September 29, 2025
Page 2

       the future." Your analysis focused on Mr. de Barros's status as a bidder but did not address other possible aspects of engagement in a going private transaction, such as status "on both sides of the transaction," whether he was approached regarding his support of the tender offer or any other type of transaction structure, and whether he has committed, whether by contract or agreement, to support it. Please provide additional analysis to address comments 2 and 3 in our first comment letter, or add filing persons as requested. In addition, provide additional background details in the
       Offer to Purchase concerning Mr. de Barros' role in the offer as a director of
       Purchaser, and the owner of a majority of the subject class of securities in the tender offer. Further, if applicable, discuss any contacts between representatives of Purchaser and representatives of or affiliates of Mr. de Barros concerning this transaction and his participation in it, including any support agreements he has made regarding tender of his Class A Common Shares.
Plans for the Company after the Offer, page 17

2. Refer to comment 5 in our first first comment letter and the new disclosure here and in several other places in the Offer to Purchase, to the effect that Purchaser may pursue alternative means of acquiring any Securities outstanding after completion of the offer, if the Minimum Tender Condition is waived. Revise to state whether such alternative acquisition methods could be at a price higher or lower than the offer consideration, and to provide an approximate time frame for such alternate acquisition methods. In addition, please confirm that if Purchaser waives the Minimum Tender
       Condition, it will allow sufficient time to remain in the offer period after it disseminates notice of this change, which would include a discussion of the implications of this change under Cayman law.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions